Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FILING OF SUPPLEMENTAL SHELF OFFERING REPORT IN ISRAEL

Tel Aviv, Israel, August 2, 2009, Elbit Imaging Ltd. (TASE: EMIT, Nasdaq: EMITF), announced today that following the Company’s announcement on July 21, 2009 regarding the filing of a shelf prospectus, the Company has filed today a supplemental shelf offering report (“Offering Report”), with the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”). Pursuant to the Offering Report, the Company is offering, in Israel only, additional Series F Debentures in an aggregate principal amount of up to NIS 141,564 , at the price of no less than NIS 1,086 per unit (each unit is comprised of NIS 1,000 principal amount) representing an expected aggregate proceeds amount of approximately NIS 153.74 million, and new Series 1 Convertible Debentures in an aggregate principal amount of up to NIS 112,005 at the price of NIS 1,038 per unit (each unit is comprised of NIS 1,000 principal amount) representing an expected aggregate proceeds amount of approximately NIS 116.26 million.

The additional Series F Debentures have the same terms as the original Series F Debentures. The principal of the Series 1 Convertible Debentures will be payable in two equal annual payments payable December 31 of each of the years 2013 and 2014, without any linkage. The Series 1 Convertible Debentures mature on December 31, 2014 and are convertible into Elbit’s ordinary shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter until December 14, 2014. They will be listed for trade on the TASE.

The Company has received early commitments from institutional investors for the purchase of the following:

—	Series F Debentures in the aggregate principal amount of NIS 110,497, at the price of no less than NIS 1,086 per unit (each unit is comprised of NIS 1,000 principal amount), representing a 5.78% yield per annum and an aggregate proceeds amount of approximately NIS 120 million; and

—	Series 1 Convertible Debentures in the aggregate principal amount of NIS 89,604, at the price of NIS 1,038 per unit (each unit is comprised of NIS 1,000 principal amount), with a fixed interest rate of 6.25% per annum, without linkage, representing a 5.36% yield per annum and an aggregate proceeds amount of approximately NIS 93 million.

The public tender for both additional Series F Debentures and new Series 1 Convertible Debentures will be held today, August 2, 2009.

The aggregate amount that EI expects to pay for early commitment fees, coordination and distribution fees in connection with this offering of additional Series F Debentures and new Series 1 Convertible Debentures is NIS 2.6 million and other expenses related to the offering estimated at NIS 0.2 million, constituting approximately 1.0% of the expected net proceeds of NIS 267.2 million from the offering of the additional Series F Debentures and new Series 1 Convertible Debentures.

The offering described in this press release, is being made in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Elbit Imaging Ltd.

The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
Tel:+972-3-608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO
Elbit Imaging Ltd.
Tel:+972-3-608-6024
dudim@elbitimaging.com